Exhibit 99.1

ACN 009 220 053

4th December 2007

Atlas South Sea Pearl Limited Announces Rescission of Executive Share Plan

Atlas South Sea Pearl Limited (“Atlas”) wishes to announce that it is rescinding its Executive Share Plan (“Plan”) after receiving advice that the Plan was in violation of the United States Sarbanes Oxley Act of 2002. Although the Plan was fully approved by the directors and shareholders of Atlas and is fully in compliance with Australian law, the company has been advised that the Plan technically violates Section 402 of Sarbanes Oxley because it involves the extension of loans to directors and executive officers. American Depository Receipts, each representing 20 Atlas ordinary shares, have been traded in the United States since 1996 and as a consequence Atlas is one of the few companies in Australia registered under the Securities Exchange Act of 1934 (“Exchange Act”) which requires among other things ongoing reporting with the United States Securities and Exchange Commission and compliance with Sarbanes Oxley.

Under the Plan, Atlas’s executives were provided with loans to purchase an aggregate 3.9 million ordinary shares at the market price prevailing at date of purchase. Such loans were secured by the shares but were otherwise non-recourse to Atlas’s executives.

The Plan requires executives to hold the shares issued under the Plan for a minimum of two years before they can be sold. No shares issued under the Plan are yet eligible for re-sale. As a result of the rescission, all ordinary shares and loans that had been issued under the Plan will be cancelled and any unrealized benefit accruing to executives from the increased market value of Atlas ordinary shares will be forfeited.

Simon Adams stated “This problem highlights one of the reasons Atlas is moving to deregister its shares under the Exchange Act. Not only does registration involve substantial costs in connection with US reporting requirements, but it can also make us subject to provisions of US law that are inconsistent with Australian law and practice.”

There are less than 5% of the Company’s total shares outstanding that are held by US holders, representing a market value of less than A$2 million. In July this year, the Company delisted from NASDAQ in the first step towards de-registration.

Simon Adams
General Manager (Corporate and Finance)
Atlas South Sea Pearl Ltd
Ph:	+61 (0) 8 9380-9444
Fx:	+61 (0) 8 9380-9970